Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(In thousands, except share and per share data)

	City Office REIT Inc.			City Office REIT, Inc. Predecessor
	Year ended December 31, 2016	Year ended December 31, 2015	Period from April 21, 2014 to December 31, 2014	Period from January 1, 2014 to April 20, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Earnings

Add:

(Loss) Income from continuing operations before adjustment for income or loss from equity investees	$376	$(7,667)	$(6,855)	$(2,530)	$(4,580)	$(2,388)

Fixed charges	14,761	11,353	7,180	3,772	5,368	3,686

Distributed income of equity investees	—	—	—	—	403	506

Subtract:
Capitalized interest	—	—	—	—	—	—

Total Earnings	$15,137	$3,686	$325	$1,242	$1,191	$1,804
Fixed Charges

Interest expense	14,761	11,353	7,180	3,772	5,368	3,686
Capitalized interest
Rental expense at computed interest factor(1)	—	—	—	—	—	—

Fixed charges	$14,761	$11,353	$7,180	$3,772	$5,368	$3,686

Consolidated ratio of earnings to fixed charges	1.03	0.32	0.05	0.33	0.22	0.49

Inadequate amount	—	$7,667	$6,855	$2,530	$4,177	$1,882

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.